The Grand Pavilion ♦ West Bay Road, PO Box 32331 SMB, George Town, Grand Cayman ♦ Tel: (345) 945-1110 ♦ Fax: (345) 945-1113

September 13, 2012

VIA EDGAR

Securities & Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington DC 20549
Attn: Kevin L. Vaughn, Accounting Branch Chief

Re:	O2Micro International Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed May 1, 2012
File No. 000-30910

Dear Sir:

This letter is in response to your letter to Mr. Sterling Du, Chief Executive Officer of the Company, dated August 7, 2012, regarding the above-referenced Form 20-F.  For your convenience, your comments are included in bold italics preceding our responses.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 15 Controls and Procedures, page 47

1.           We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

•
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

RESPONSE:

The Company respectfully advises the Staff that the Company’s significant operating entities are located in Taiwan, China, and the United States.  The entity in Taiwan mainly engages in operations and sales support services, while the entities in both China and the United States engage mainly in research and development services that are less complicated in nature.  For the fiscal year ended December 31, 2011, accounting records and monthly closing processes of those significant operating entities were processed, executed and maintained by the finance departments of the Company’s operating entities in Taiwan, China,

Kevin L. Vaughn
Securities and Exchange Commission
September 13, 2012
Page Two

and United States, respectively.  Considering the Company’s operating entities are less complicated in nature, the financial reporting function is centralized at the Company’s corporate finance department in Taiwan, which reviews the monthly financial information prepared by each entity to ensure that such information is in conformity with U.S. GAAP.  The review of the internal controls by the internal audit department and the review of the monthly reports are further described on page 5 and page 6, respectively.  In addition, as described within the section on information and communication on page 5, the finance team at the Taiwan office reviews each operating entity’s financial records and communicates such information to the management at regular meetings.  As a result, the majority of the financial reporting risks that are relevant to all of the Company’s operating locations are able to be centrally addressed by the Company’s internal control over financial reporting at the Company’s corporate finance department in Taiwan.

The Company has established and maintained its internal control over financial reporting according to the framework of the Committee of Sponsoring Organizations of the Treadway Commission, which includes five key components: control environment, risk assessment, control activities, information and communication, and monitoring.  The Company’s internal control over financial reporting utilizes a process that is designed to provide reasonable assurance that the Company’s financial statements are presented in conformity with U.S. GAAP.  Such control includes policies and procedures relating to both entity-wide processes and activities and detailed processes and activities below the entity level.

Control Environment

The Company is committed to the highest business conduct standards wherever it operates.  The Company has adopted a Code of Business Conduct and Ethics for all employees worldwide with respect to acceptable business practices, conflicts of interest and expected standards of ethical behavior.  As part of the Company’s orientation program for new employees, all new employees are required to read and acknowledge in writing that they understand the Code of Business Conduct and Ethics.  In addition to new employees, existing employees are required to participate in the annual online Code of Business Conduct and Ethics training.  The Company obtains and stores signed acknowledgements from all training participants.

The Company has an audit committee, with one audit committee financial expert serving on the audit committee as described on page 18.  The audit committee is established by the Board of Directors primarily for the purpose of overseeing the Company’s accounting and financial reporting processes and audits of the Company’s financial statements.  Each member of the audit committee is financially literate.  The audit committee's responsibilities include (1) the appointment, retention, compensation and oversight of the work of the Company’s independent auditors, and for review of its qualifications, and (2) review of the Company’s system of internal controls.  The audit committee also maintains procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous

Kevin L. Vaughn
Securities and Exchange Commission
September 13, 2012
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submission by the Company’s employees of concerns regarding accounting or auditing matters.  The audit committee meets at least four times per year, and also meets separately with the representatives of management at least annually.  The audit committee also meets with the independent auditors at least once per fiscal quarter.  In particular, audit committee meetings are held in advance of each quarterly earnings release, as well as the filing of the Annual Report on Form 20-F to: (1) meet with management to discuss the Company’s business developments, (2) receive updates on legal proceedings from in house legal counsel, (3) evaluate the Company’s internal control over financial reporting based on the periodic reports prepared by the Company’s internal audit department, (4) oversee the policies and procedures adopted by the Company regarding the fair and accurate presentation of financial statements, and (5) review the relevant financial statements and disclosures included in earnings release or annual report.

The Company’s organizational structure is periodically evaluated by the management to ensure appropriate and timely flow of information across all business activities, especially regarding the initiation, approval, recording and reporting of significant transactions.

In addition, the Company has established an antifraud policy to enforce controls and to aid in the prevention and detection of fraud which is defined as any action, or inaction, aimed at causing deception that would secure any party any unfair or unlawful gain, either by definition of law, the Company’s polices, or any other directive within the Company by its employees and agents. The responsibility for the establishment and monitoring of such a process is directed by the Company’s management, the Board of Directors and the Audit Committee.  In compliance with such policy, the Company has designated a Compliance Team to investigate any acts of fraud or activities that potentially violate the fraud policy and code of business conduct and ethics. The Compliance Team consists of the Compliance Officer, the Global Human Resources Director and the Internal Audit Director. The Compliance Officer heads and supervises this team. Upon discovery of any activity that may potentially violate the fraud policy and the code of business conduct, the employee should contact the Compliance Team immediately through the whistleblowing channels including an email, internet and phone number.

The Compliance Team examines e-mail and intranet daily to determine if any issue involves potential fraud.  Upon receiving a complaint, the Compliance Team shall inform the Audit Committee and senior management regarding the issue no later than seven working days.  Furthermore, the Compliance Team reports any issues regarding pending cases at the Audit Committee meeting on a quarterly basis.

The Company communicates the above procedures to new and existing employees and obtains signed acknowledgements from training participants as follows:

1.	For new employees: requiring them to read the antifraud policy as part of the company’s orientation program;
2.	For existing employees: requiring them to participate in the annual online antifraud policy training.

Kevin L. Vaughn
Securities and Exchange Commission
September 13, 2012
Page Four

Risk Assessment

Risks relevant to the financial reporting objectives of the Company include risks of material misstatement due to error and fraud in significant accounts and the related assertions in the Company’s financial statements or other public disclosures.  The Company ensures the timely and proper identification, analysis and management of such risks through monthly management meetings.  These meetings are held monthly and attended by the Chief Financial Officer (the “CFO”), the Vice President of Finance, and the respective department heads.  Topics discussed include, among others, current developments, competition within the market, supplier relationships, industry trends, significant transactions, and newly issued accounting principles.  Risks on financial reporting identified during the meetings are addressed by the CFO and the Vice President of Finance.

Control Activities

The Company has nine cycles of control procedures to cover all business activities, which are: (1) financial reporting process; (2) expenditure; (3) fixed assets; (4) payroll and personnel; (5) revenue; (6) treasury; (7) tax; (8) inventory; and (9) share-based compensation.  The cycles of control procedures include financial reporting process, revenue, treasury, inventory, and share-based compensation, which are mainly handled at the corporate centralized level.  Since the operating nature of each entity is different, certain operating entities only include those cycles of control procedures that are relevant to their respective operations.  The business control procedures relating to the financial reporting control objectives are documented in the Company's procedural manuals and standardized among the appropriate operating entities to ensure that operations at these entities are executed in accordance with the set standards.  The standards apply to all of the entities’ levels, such as individual operating units and business processes which include well-defined approval hierarchy for each transaction, segregation of duties and performance review.

For financial reporting purposes, the management of the Company at the corporate entity first identifies the risks relevant to the preparation of the financial statements in accordance with U.S. GAAP.  The management will then analyze these risks and take appropriate actions to manage them.  For example, key controls in the financial reporting process include appropriate segregation of accounting and finance functions, quarterly closing-of-accounts process in accordance with a U.S. GAAP checklist as described on page 9, and the review of financial statements by the Vice President of Finance, the CFO, the CEO and the audit committee prior to public release.

Kevin L. Vaughn
Securities and Exchange Commission
September 13, 2012
Page Five

Information and Communication

The Company’s application systems contain all useful information that the Company uses and relies on for accounting and financial reporting purposes.  The Company also uses the Oracle software as its primary accounting software.  These application systems are used by all operating entities of the Company.  The Company has implemented general information technology environment controls and application controls to ensure system stability and the accuracy and validity of financial information generated by such systems.  The finance team at the Taiwan office can access and review the financial records of each operating entity and can communicate the financial information of the operating entity to the management on a timely basis through regular management meetings.

Monitoring

The Company’s management accomplishes the monitoring of controls through ongoing monitoring procedures, evaluations or a combination of the two.  For example, one of the Company’s monitoring procedures includes the maintenance of a standardized control approval matrix to ensure that all approvals are authorized in accordance with the Company’s policy.  The Company has also established an internal audit department that reviews the internal controls of the Company and its operating entities on a regular basis and reports directly to the audit committee.  The internal audit department develops an annual audit plan by first identifying the financial reporting risks, evaluating the evidence of operating effectiveness of the Company’s internal control over financial reporting, and then determining which entities to be included in the testing scope taking into consideration both qualitative and quantitative factors.  Based on qualitative and quantitative factors considered, the significant operating entities that the internal audit department visits every year are Taiwan, China and the United States.  The rest of the other entities are mainly monitored through the completion of the month-end checklists and the monthly reports as described below.  The internal audit department, in accordance with the annual audit plan approved by the audit committee, performs routine testing to assess the design and implementation of the controls and evaluate the effectiveness of controls in place, as well as any special audit areas assigned by the audit committee, from January to December.  Appropriate corrective actions are taken to mitigate potential risks or solve any deficiencies identified by the internal audit department in its feedback.  The internal audit department follows a top-down risk assessment framework that involves applying specific risk factors to determine the scope and evidence required, which includes the following key steps:

1.
Identifying significant financial reporting elements based on consideration of quantitative factors such as materiality determined by the budgeted consolidated financial results as well as qualitative factors such as inherent risks of each individual account according to its nature;

2.	Identifying relevant assertions for each significant reporting element and risks that underlie each individual assertion related to an account balance and /or disclosure in the financial statements;

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Securities and Exchange Commission
September 13, 2012
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3.	Identifying key processes and controls including entity-level controls and process-level controls that address the critical assertions, and evaluating the implementation of their design;

4.	Considering relative financial reporting risks that could result in material misstatement to determine sample size for testing;

5.
Determining which entities to be included in the testing scope taking into consideration both qualitative and quantitative factors and mapping significant business processes with the entities in scope;

6.	Performing testing to assess the design and implementation of the controls and evaluate the effectiveness of controls in place and assess the severity of deficiencies, if any.

In addition to the foregoing monitoring activities, monitoring is also performed monthly through the completion of the month-end checklists and the monthly reports. The month-end checklist is designed by the Director of Finance and it serves as a control to ensure that all the necessary and required financial information is captured and processed within the monthly report.  The items listed within the monthly reports include: (1) trial balance, balance sheets and income statements; (2) breakdowns and reconciliations of various significant accounts such as bank accounts, accounts payable, accounts receivable, inventory and fixed assets; (3) financial information analysis such as the month-over-month expense fluctuation analysis, and (4) intercompany accounts and reconciliations.  On the other hand, the month-end checklists detail the tasks to be completed, deadlines for submission, and the required reporting format utilized during the period-end accounting close process.  Accountants of each entity are to prepare the monthly reports by the end of each month, as requested by the Director of Finance.  The monthly reports and the month-end checklist from each subsidiary are then sent to the assigned accounting personnel at the Company’s corporate financial department in Taiwan to be reviewed at the centralized level.  The review of the month-end checklist and monthly report ensures that (1) monthly report balance matches that of the trial balance and that significant accounts on trial balance are supported by the data in the subledgers; (2) unusual reconciling items and exceptions found from the reconciliations are investigated and documented;(3) adjusting entries or other corrections made are reviewed and approved by the Director of Finance before being processed; and (4) analysis of the significant fluctuations of income statement items is performed and the reasoning behind them is investigated.  Moreover, the assigned accounting reviewer responsible for the review of the significant operating entities located in Taiwan, China, and the United States are to report his/her findings to the Director of Finance.

As mentioned in the information and communication section on page 5, the Company and all of its operating entities use the Oracle software as the primary accounting software.  This software also serves as a tool to facilitate the consolidation process of the financial statements of the Company.  The accountant at the corporate level responsible for the consolidation of the financial statements uses the Oracle system to proceed with the

Kevin L. Vaughn
Securities and Exchange Commission
September 13, 2012
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consolidation process by reviewing the financial information of each entity to ensure that all subsidiaries have been appropriately accounted for and the effects of intercompany transactions are identified and correctly eliminated on a timely basis.  This results in the consolidated financial statements to be reviewed by the CFO, the Vice President of Finance, and the Director of Finance.   On a monthly basis, the CFO, the Vice President of Finance, the Director of Finance and the Internal Audit Director attend the accounting meetings and review the consolidated financial results that include, but are not limited to, a comparison of current-month actual profit and loss to the approved budget, accounts receivable turnover days, inventory stock level and turnover days, cash flows, and capital expenditures.

Based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, the Company concluded that its internal control over financial reporting was effective as of December 31, 2011.

•	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

RESPONSE:

As described in the monitoring section on page 5, the Company’s internal audit department, which reports directly to the audit committee, was established in June of 2006.  The internal audit department consists of three employees: the internal audit director, whose background is described on page 16, the internal audit assistant manager and one internal audit staff member.  The internal audit assistant manager gained audit working experience while she was an auditor with one of the global accounting firms in Taiwan.  The internal audit staff member whose main responsibility is to oversee the IT controls was previously an ERP system programmer.

The internal audit director has access to the Company’s senior management, including the CEO and CFO, as well as the Company’s audit committee.  In addition, the internal audit department has full and unrestricted access to all company activities, information, records, personnel and physical properties relevant to the performance of audits and investigations of fraud, potential fraud or other risk assessments.

Responsibilities of the internal audit department include the following:

1.	Ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act:

a.
preparing and updating the narratives and flow charts for (i) business lines and other functions, (ii) laws and regulations, (iii) human resources, (iv) financial reporting and (v) general information systems;

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Securities and Exchange Commission
September 13, 2012
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b.	identifying key controls of each business cycle and completing and updating the control matrix during annual testing;

c.	performing testing on internal controls, completing testing documentation and identifying control deficiencies at the Company’s operating entities at different locations;

d.
communicating control deficiencies with relevant personnel (including process owners, management, the audit committee ) at quarterly and annual audit committee meetings, proposing remediation plans and supervising the implementation of remediation plans; and

e.	communicating and cooperating with the Company’s external auditors in their interim and annual audits.

2.	Other:

a.
making recommendations on improving and optimizing the internal control policies and procedures to meet the needs of the Company’s operation and development and supervising the implementation of such policies and procedures.

With an independent internal audit function, the Company believes that its internal control over financial reporting is effectively monitored and implemented across the Company.  The Company’s management utilizes the work performed by the internal audit department to complete its assessment of the effectiveness of the Company’s internal control over financial reporting on an annual basis.

How do you maintain your books and records and prepare your financial statements?

•
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

RESPONSE:

The Company maintains its books and records in accordance with U.S. GAAP.  The Company has established the following controls to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:

1.
Based on the nature of its business, the Company has established accounting policies under U.S. GAAP for the purpose of preparing consolidated financial statements under U.S. GAAP. The accounting policies are updated by the Director of Finance as new applicable accounting guidance is issued or

Kevin L. Vaughn
Securities and Exchange Commission
September 13, 2012
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significant transactions arise.  Once any new transaction or arrangement is identified, the Company’s Vice President of Finance and Director of Finance will conduct accounting research and analysis for such business transaction or arrangement and determine the appropriate accounting policies to apply.  Once the updates are finalized, the revised accounting policies are uploaded to the Company’s intranet and a notice of accounting policies updates is distributed to global accounting staff via emails.  Moreover, the Director of Finance will provide training for the Company’s accounting and finance team members to keep them abreast on the revisions at the quarterly updates and internal department training.

2.
The Company’s accounting and finance staff at each operating entity prepare accounting entries for transactions that have occurred in accordance with the Company’s accounting policies described above.  The accounting and finance staff’s supervisors, as well as the Director of Finance at the Company’s corporate financial department, will review the journal vouchers and conduct a quality control review on the appropriateness of the accounting treatments.  In addition, the Director of Finance will complete the online Deloitte & Touche LLP (“Deloitte & Touche”) U.S. GAAP checklist, accessible from the Deloitte & Touche website (https://checklists.deloitte.com), which addresses the required information on U.S. GAAP and the Financial Accounting Standards Board’s Accounting Standards Codification (the “Codification”) and much of the material within the checklist refers directly to the Codification.  The checklist is used as a tool to determine if the applicable guidance set forth in the Codification is considered and to ensure that appropriate guidance was followed for both the financial reports and the related disclosures.  The checklist is completed by the Director of Finance and the Company’s Vice President of Finance reviews the completed checklists.

3.
The Company’s operating results, earnings releases, and annual report are reviewed by the CEO, CFO, Head of Sales and Marketing, Vice President of Finance, as well as the audit committee, prior to their public release.

In addition to the above controls for routine business transactions, the following two controls have been established to ensure that new business transactions are communicated to and recorded by the Company’s finance department appropriately and timely:

1.
The Company’s Vice President of Finance attends management meetings together with the Company’s CFO, which provides the finance department with access to knowledge of significant new transactions and also an opportunity to discuss the potential accounting impact with senior management before the relevant new business contracts are executed and transactions are consummated.

2.	Once any new transaction or arrangement is identified, the Company’s Vice President of Finance and Director of Finance will conduct accounting research

Kevin L. Vaughn
Securities and Exchange Commission
September 13, 2012
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and analysis for such business transaction or arrangement.  The CFO and the Vice President of Finance will report to the CEO and the board of directors to ensure a thorough evaluation is conducted before a business decision is made.  Moreover, the Director of Finance will update the Company’s annual report disclosure checklists for U.S. GAAP reporting, if necessary, and the Vice President of Finance will review the revised checklists before releasing them to the finance teams across all of the Company’s operating entities.

With the controls the Company maintains, the resources the Company has and the knowledge of U.S. GAAP that the Company’s core financial reporting team possesses (as described in more detail below), the Company believes the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP.

•
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures

RESPONSE:

The Company respectfully notes that this comment is not applicable to the Company because the Company’s accounting books and records are maintained in accordance with U.S. GAAP.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

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Securities and Exchange Commission
September 13, 2012
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•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

RESPONSE:

The Company has built a professional and competent accounting and finance team to satisfy its financial reporting obligations.  In particular, all the senior financial personnel are well educated and have relevant experience in financial reporting.  The Company’s CFO, supported by the Vice President of Finance, leads the accounting and financial function and is responsible for the quality of the Company’s consolidated financial statements prepared in accordance with U.S. GAAP and the effectiveness of its internal control over financial reporting.  The structure of the Company’s accounting and finance team, as well as their respective roles and titles, educational background, ongoing training and experiences are described below:

1.	CFO

The CFO’s responsibilities are to: (1) build up an accounting and finance team with requisite U.S. GAAP experience and knowledge, (2) conduct the top level review of the Company’s financial statements to ensure that the transactions are recorded according to the Company’s accounting policies, which as described above, are developed and maintained in accordance with U.S. GAAP, (3) review the regular reports prepared by the internal audit department on the effectiveness of the Company’s internal control over financial reporting and monitoring of the progress of remedial actions taken when any deficiency is identified, and (4) take ultimate responsibility over financial reporting and the effectiveness of the Company’s internal control over financial reporting.

The CFO has served as the Company’s general manager of Taiwan operations since January 1997 and as CFO and a member of the Company’s Board of Directors since March 1999.  As the Company has been an SEC registrant since August 2000, the CFO has had almost 12 years of working experience with U.S. GAAP and SEC reporting.  The CFO is employed by the Company and does not have any other relationship with the Company.  From February 1992 to December 1996, he was executive vice president of Pac Net Group, a holding company with investments in chemicals, electronics and real estate, where he continuously performed investment review of several companies’ financial statements and was involved in various valuation projects.  From July 1983 to February 1992, he held various positions including plant manager and vice

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Securities and Exchange Commission
September 13, 2012
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president at Formosan Rubber Group (“FRG”), a Taiwan listed company (2107 TW) and the largest Asian rubber leather manufacturer.  While he was at FRG, he served as a member of FRG’s IPO committee where he helped to establish and review FRG’s internal controls systems and gained knowledge on the five key components under the COSO framework of internal controls.  He has also served as an executive vice president for FRG in a joint venture project with Goodyear Tire & Rubber Company (NYSE, GT).

The CFO received a Bachelor of Science degree in chemical engineering from National Taiwan University and a Master of Business Administration (“MBA”) degree from the Rotterdam School of Management, Erasmus University in The Netherlands, where he obtained formal business education with courses in accounting, finance and investment.

Since joining the Company and acting as the CFO of the Company, he managed the preparation of the Company’s financial statements in accordance with U.S. GAAP with the same Vice President of Finance for over ten years.  In particular, he regularly reviews the Company’s financial statements prepared by the Company’s accounting teams and leads the analysis and discussion.  The CFO regularly obtains updates on SEC rules from the Company’s in-house and external legal counsels and U.S. GAAP updates from the Vice President of Finance and the Director of Finance to keep abreast of changes that may affect the Company’s accounting or business.  In addition, the CFO regularly obtains updates on rules and guidance from the SEC’s or the Financial Accounting Standards Board’s websites and other sources such as periodic newsletters from Deloitte.

2.	Vice President of Finance

The responsibilities of the Vice President of Finance are to: (1) assist the CFO on accounting and financial reporting matters, (2) lead the finance team in preparation of financial statements under U.S. GAAP, and (3) maintain the effectiveness of internal control policies and procedures.

The Vice President of Finance received a Bachelor of Science in Accounting degree from Soochow University, Taiwan and a Master of Science in Accounting degree from University of Maryland, College Park, MD. He passed the Certified Public Accountant (“CPA”) examination held by the AICPA in 1988 and obtained his CPA Certificate issued by the Texas State Board of Public Accountancy in 1992.  He is also a registered CPA in Taiwan.  The Vice President of Finance has over 15 years of experience in preparing and working with financial statements prepared in accordance with U.S. GAAP.

He has served as the Company’s Vice President of Finance since February 2003.  He also served as our Controller from July 1999 to January 2003.  The Vice

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Securities and Exchange Commission
September 13, 2012
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President of Finance is employed by the Company and does not have any other relationship with the Company.  From August 1996 to July 1999, he was Finance Manager at Siemens Limited in Taiwan.  From 1993 to 1995, he was Internal Audit Manager at ABN AMRO Bank, Taiwan.  From 1985 to 1993, he was an auditor with PricewaterhouseCoopers Taiwan, TN & Soong Co CPAs, Taiwan (“TNS”), and Arthur Andersen, San Jose, California, where he served on the engagement teams for the audits and reviews of certain U.S. listed companies, such as Oracle Corporation (NASDAQ: ORCL), Verifone System Inc. (NYSE: PAY), Wyse Technology Inc. (formerly listed on NYSE), and the subsidiaries of U.S. listed companies using U.S. GAAP, such as Wang Laboratories (formerly listed on NYSE) and NCR Corporation (NYSE: NCR).

The Vice President of Finance joined the Company in 1999 when the Company was still privately held.  He became a key member of the Company’s initial public offering (“IPO”) team and was centrally involved in the preparation of the Company’s IPO registration statement on Form F-1, including the preparation of the financial statements prepared in accordance with U.S. GAAP.  After the completion of the IPO in August 2000, he continued to manage the preparation of financial statements for the Company’s quarterly earnings releases and annual reports on Form 20-F, including reviewing and analyzing the financial statements prepared by the Company’s financial reporting team.

The Vice President of Finance also led the Company’s readiness project for ensuring compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”).  During his career with the Company, the Vice President of Finance has been centrally involved with important decisions relating to the Company’s accounting, including (1) establishing accounting policies under U.S. GAAP, (2) determining the appropriate accounting treatment for significant transactions (such as business acquisitions), (3) updating the Company’s internal control system, (4) recruiting and evaluating accounting personnel.  The Vice President of Finance keeps his knowledge of U.S. GAAP and SEC rules and regulations current by attending the full day or half-day training session conducted by Deloitte Taiwan on U.S. GAAP and SEC rules and regulations once a year.  He also receives regular updates on U.S. GAAP and SEC rules and from professional accounting websites, accounting newsletters issued by Deloitte, and through quarterly updates and internal department training hosted by the Director of Finance.

3.	Director of Finance

The responsibilities of the Company’s Director of Finance are to: (1) supervise the accounting and finance function at the Company’s subsidiaries, (2) review and supervise the preparation of the Company’s consolidated financial statements and financial disclosures under U.S. GAAP and related SEC rules and regulations before they are reviewed by the Vice President of Finance and CFO,

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Securities and Exchange Commission
September 13, 2012
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and (3) conduct research on accounting issues under U.S. GAAP and provide fundamental U.S. GAAP training/updates to the Company’s accounting and finance teams.

The Director of Finance obtained his knowledge of U.S. GAAP and SEC rules and regulations from his formal education in accounting, as well as through his prior professional experience as an auditor.  The Director of Finance received his Bachelor of Science in Accounting degree from National Cheng Chi University Taiwan and his MBA in Professional Accounting degree from Rutgers, The State University of New Jersey, Newark, NJ.

From 2006 to 2010, he served as the Financial Reporting Manager of the Company.  In 2010, he began taking over the responsibilities of the Director of Finance, adding the accounting and finance functions of the Company to his financial job reporting functions.  The Director of Finance is employed by the Company and does not have any other relationship with the Company.  From 2000 to 2006, he was an auditor with one of the global accounting firms in Taiwan, where he spent over 2,000 hours between 2003 and 2006 as the incharge of multi-locational U.S. SEC registrant audit engagements.  As part of the audit process, he analyzed and reviewed the U.S GAAP financial statements of those issuers, evaluated the design and implementation of internal controls and performed tests on such controls to determine their effectiveness.  In his position as the incharge, he also reviewed the related disclosures in the issuers’ annual reports on Form 20-F or IPO registration statements on Form F-1.  While at the accounting firm, he was required to take training courses annually on U.S. GAAP and SEC rules and regulations and had completed all the required hours under the related U.S. SEC accreditation requirements by the firm.  When he left the accounting firm in 2006, he was an Assistant Manager.  Since joining the Company, he keeps his knowledge of U.S. GAAP and SEC rules and regulations current by attending the full day or half-day training session conducted by Deloitte Taiwan on U.S. GAAP and SEC rules and regulations once a year.  He also regularly receives updates on U.S. GAAP and SEC rules from professional accounting websites and accounting newsletters issued by Deloitte.

The Director of Finance is responsible for hosting the quarterly updates and internal department training for the accounting and finance teams for fundamental U.S. GAAP updates and knowledge.  He is the key user for the Company’s subscription to the “Technical Library” from Deloitte (https://ustechlib.deloitte.com/), which is a comprehensive online library of accounting and financial disclosure guidance.  Within the “Technical Library”, the Director of Finance frequents the “U.S. Accounting Publications” and “New on U.S. Technical Library” sections to obtain the most recent updates.  The Director of Finance also has subscriptions to monthly newsletters such as, “Accounting Roundup” and “Heads Up” which are further sources of additional

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Securities and Exchange Commission
September 13, 2012
Page Fifteen

updates and information.  Lastly, the Director of Finance regularly joins the “Deloitte Dbriefs Webcasts” of “Quarterly Accounting Roundup: An update of Important Developments,” to hear about the latest accounting, standard setting, and reporting developments for the quarter as well as the recent positions on accounting and reporting of the FASB, IASB, EITF, SEC, and PCAOB.  The Director of Finance uses the above tools to conduct accounting research for accounting issues.

4.	Finance Reporting and Accounting Supervisor

The responsibilities of the Company’s Finance Reporting and Accounting Supervisor are to: (1) conduct research on accounting issues under U.S. GAAP; (2) work together with the Director of Finance in the preparation of the Company’s consolidated financial statements and financial disclosures under U.S. GAAP and related SEC rules and regulations; and (3) supervising the accounting function at the Company’s subsidiaries by reviewing the monthly financial packages of all entities.

The Finance Reporting and Accounting Supervisor obtained her knowledge of U.S. GAAP and SEC rules and regulations from her formal education in accounting, as well as through her prior professional experience as an auditor.  The Finance Reporting and Accounting Supervisor received her Bachelor of Science in Accounting degree and MBA in Accounting degree from National Taiwan University, Taiwan.  She received her Master of Science in Accountancy degree from University of Illinois, Urbana-Champaign, IL.  She also passed the CPA examination in Illinois and obtained her CPA Certificate issued by Illinois Board of Examiners in 2003.  She is also a registered CPA in Taiwan.

She joined the Company as a senior accountant in August 2007 and was promoted as the Finance Reporting and Accounting Supervisor in October 2009.   The Finance Reporting and Accounting Supervisor is employed by the Company and does not have any other relationship with the Company.  Before joining the Company, she was an accountant specialist at Advantech Co., Ltd., a Taiwan listed company (2395 TW), from August 2006 to August 2007.  From July 2003 to July 2006, she was an auditor with one of the global accounting firms in Taiwan, where she spent over 1,900 hours participating in U.S. SEC registrant audit engagements.  She also participated in the testing and evaluation of the internal control over financial reporting of the companies that she audited.  When she left the accounting firm in 2007 to join the Company, she was an Assistant Manager.  While she was at the accounting firm, she took training courses annually on U.S. GAAP and SEC rules and regulations to keep her knowledge current.  Since joining the Company, she keeps her knowledge of U.S. GAAP and SEC rules and regulations current by attending the full day or half-day training session conducted by Deloitte Taiwan on U.S. GAAP and SEC

Kevin L. Vaughn
Securities and Exchange Commission
September 13, 2012
Page Sixteen

rules and regulations once a year.  She also receives regular updates on U.S. GAAP and SEC rules from professional accounting websites, accounting newsletters issued by Deloitte, and through quarterly updates and internal department training hosted by Director of Finance for the related topics.

5.	Internal Audit Director

The responsibilities of the Company’s Internal Audit Director are to: (1) lead the evaluation and testing of the effectiveness of the Company’s internal control over financial reporting and (2) report to the audit committee on the Company’s internal control over financial reporting on a quarterly basis.

The Internal Audit Director obtained his knowledge of U.S. GAAP and SEC rules and regulations from his formal education in accounting, as well as through his prior professional experiences in finance, accounting, and internal audit areas for over 20 years.  The internal Audit Director received his Bachelor of Science in Accounting degree from Feng-Chia University Taiwan.  He also received his Master of Science in Accountancy degree from DePaul University, Chicago, IL.  He is also a Certified Internal Auditor of the Institute of Internal Auditors (“IIA”).

He joined the Company in 2006 for the primary purpose of building the internal audit department to implement the Company’s SOX 404 readiness project.  The Internal Audit Director is employed by the Company and does not have any other relationship with the Company.  From 1990 to 1993, he was an auditor with PricewaterhouseCoopers Taiwan.  From 1995 to 1998, he was an accounting manager in a European company.  From 1999 to 2006, he was the Financial Analysis Manager in Nu Skin Enterprises Taiwan, whose parent company is a publicly listed company (NYSE: NUS).  While he was working in Nu Skin Enterprises Taiwan, he was responsible for timely submitting monthly financial reporting packages in accordance with U.S. GAAP to its U.S. headquarters for consolidation purposes.

The Internal Audit Director regularly joins the training courses held by various professional institutes such as IIA and Information Systems Audit and Control Association, to obtain updates on knowledge and skills on internal control as well as U.S. GAAP or IFRS topics.  He also subscribes to the “KnowledgeLeader” publication to keep abreast of any changes which might affect the Company’s internal control over financial reporting and to obtain updates in various internal audit areas.

Kevin L. Vaughn
Securities and Exchange Commission
September 13, 2012
Page Seventeen

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

RESPONSE:

The Company respectfully notes that this comment is not applicable to the Company because the Company does not retain an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

RESPONSE:

The Company respectfully notes that this comment is not applicable to the Company because the Company does not retain individuals who are not employees of the Company and are not employed by an accounting firm or other similar organization to prepare the Company’s financial statements or evaluate the Company’s internal control over financial reporting.

Kevin L. Vaughn
Securities and Exchange Commission
September 13, 2012
Page Eighteen

Do you have an audit committee financial expert?

Based on disclosures at page 49 of this filing it appears you have determined that Mr. Lawrence Lin is an “audit committee financial expert”. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

RESPONSE:

Mr. Lawrence Lin is a licensed CPA in Taiwan.  Since 1990, Mr. Lin has been a partner of UHY L&C Company, CPAs, which is an independent member firm of Urbach Hacker Young International.  Mr. Lin has been providing his professional services on audits, taxes, SOX 404 related services, consultations, and other professional services for subsidiaries of U.S. listed companies such as Photronics Inc. (NASDAQ: PLAB) and Gracenote, Inc. (acquired by Sony Corporation of America in 2008).  From 1972 to 1989, Mr. Lin worked at TNS for 17 years.  TNS became a member firm of Deloitte Touche Tohmatsu in 2002 and combined with Deloitte Taiwan in June 2003.  While Mr. Lin was at TNS, TNS was a representative firm of five global accounting firms.  Mr. Lin was responsible for audit engagements of many Taiwan subsidiaries of U.S. listed public companies, such as Ford Motor Company (NYSE: F), E I Du Pont De Nemours And Co (NYSE: DD), Kimberly-Clark Corporation (NYSE: KMB), and 3M Co (NYSE: MMM) for their financial statements prepared in accordance with U.S. GAAP.  He was promoted to the partner position of TNS before he left TNS to join UHY L&C Company.  He was also an instructor for management development courses of a global accounting firm and acted as a member of the accounting and auditing standards specialty team of TNS.  In addition to serving as the financial expert on the Company’s audit committee, Mr. Lin also serves as director and chairman of the audit committee of Yageo Corporation, and director of Arima Communications Corporation, all of which are Taiwan listed public companies.  Being a licensed CPA in Taiwan, Mr. Lin completes the required continued education by attending regular accounting and audit courses, such as Taiwan GAAP convergence & IFRS, Internal Control over Financial Reporting, IFRS and Taiwan GAAP similarities and differences, Introduction to IFRS, and IFRS Essentials with GAAP Comparison.  He regularly obtains U.S. GAAP updates from the Vice President of Finance to keep abreast of changes that my affect the Company’s accounting or business.

Index to Consolidated Financial Statements, page 54

Notes to Consolidated Financial Statements, page F-8

19. Contingencies, page F-32

Legal Proceedings, page F-32

Kevin L. Vaughn
Securities and Exchange Commission
September 13, 2012
Page Nineteen

2.           We see disclosures herein that you have legal matters outstanding with Monolithic Power Systems, Inc. We also see from disclosures in a Form 6-K dated August 3, 2012 that “Operating expenses in the second quarter of 2012 include a litigation provision of $9.4 million” and see disclosures in a Form 6-K dated May 9, 2012 that “O2Micro® International Limited announced that on March 8, 2011, a district judge recently issued an order awarding Monolithic Power Systems, Inc., (“MPS”) costs of $663,151 and attorney’s fees of $8,419,429 in the case Monolithic Power Systems, Inc. v. O2Micro International Limited, Civil Case No. 08-04567, Northern District of California”. Please tell us how you determined the second quarter of 2012 was the correct accounting period to record the referenced litigation provision. Also, tell us how the amount of the provision was determined. Refer to the applicable guidance at FASB ASC 450 in your response to our comment. Finally, tell us why you did not disclose any of these facts in your subsequent events footnote in this filing.

RESPONSE:

The Company respectfully advises the staff that the facts and circumstances that resulted in the Company’s litigation provision of $9.4 million in the second quarter of 2012 with regard to the Company’s legal matters outstanding with Monolithic Power Systems, Inc. (“MPS”) are as follows.

1.
On October 1, 2008, MPS filed a complaint for declaratory judgment against the Company in the United States District Court, Northern District of California (the “Court”), and MPS sought an order declaring certain of the Company’s patents invalid and that certain MPS products do not infringe the Company’s patents.  MPS sought two motions for summary judgment, which were denied by the Court.

2.
On June 17, 2010, the International Trade Commission (“ITC”) issued its full panel decision in another case involving the Company and MPS similar to the above federal case, upholding the patents in question, but denying infringement.  Rather than fully litigating the matter, and incur the cost needed to enforce the patents in dispute, the Company sought the dismissal of the federal case on June 18, 2010, which was approved by the Court.

3.
On July 2, 2010, MPS filed a motion for attorneys’ fees with the Court, which the Company opposed vigorously.  In March 2011, the Court ruled that the Company should pay $339,315, which included ITC costs (in addition to the case before the Northern District of California).  At the time, the Court did not issue a final ruling on MPS’ request for attorneys’ fees, and the Company appealed the costs awarded in the March 2011 ruling. The Company respectfully informs the Staff that in the Company’s 6-K dated May 9, 2012, the Company disclosed the March 2011 date of the Court issuing its first order relating to MPS’ motion for attorneys’ fees; however the final order actually granting MPS attorneys’ fees, and the approved amount thereof, occurred on May 3, 2012, which necessitated said 6-K filing.

Kevin L. Vaughn
Securities and Exchange Commission
September 13, 2012
Page Twenty

4.
In January 2012, the Court rejected MPS’ proof of attorneys’ fees, and instructed MPS to resubmit its documentation based on the Court’s guidance.  The Court also revised its out of pocket costs to $663,151 for the ITC and the Northern District of California matters.

5.
Subsequent to the Form 20-F filed on May 1, 2012, the Company received an unfavorable court ruling in which the Court awarded MPS attorneys' fees in the amount of $8,419,429 and other non-taxable costs in the amount of $663,151 on May 3, 2012.  In addition, the Court also upheld the initial costs of $339,315, resulting in total accrual of $9.4 million.  The Company filed an amended notice of appeal on May 10, 2012, and has undertaken a bond of approximately $9.55 million to cover projected interest and cost during the appeal, which could take two to three years, though a briefing schedule has not been issued by the appellate court to date.

Pursuant to ASC 450, the Company regularly evaluates the probability of a potential loss of all our litigation, claims or assessments to determine whether a liability has been incurred. If a potential loss is determined by the Company to be probable, and the amount of the loss can be reasonably estimated, the Company establishes an accrual for the litigation, claim or assessment. If it is determined that a potential loss for the litigation, claim or assessment is less than probable, we assess whether a potential loss is reasonably possible, and disclose an estimate of the possible loss or range of loss; provided, however, if a reasonable estimate cannot be made, the Company provides disclosure.  Since the potential loss of the MPS case was less than probable and the amount of potential loss was not reasonably estimable, in the notes to the financial statements on page F-33 in the Form 20-F filed on May 1, 2012, the Company provided the disclosure as follows:

Monolithic Power Systems, Inc. v. O 2 Micro International Limited, Case No. C 08-4567 CW.  On October 1, 2008, MPS filed a complaint in the United States District Court in the Northern District of California for declaratory judgment that certain claims of the Company’s patents are invalid and not infringed.  The Company has filed counterclaims for patent infringement. The matter was scheduled for trial in July 2010; however the Company dismissed the case in June 2010, and agreed not to assert the patent in dispute for this matter against MPS.  MPS moved for costs and attorneys fees.  In March 2011, the Court ruled that the Company should pay MPS approximately $339,000, but deferred to rule on attorneys fees pending further documentation by MPS.  On January 17, 2012, the Court rejected MPS’ proof of attorneys’ fees, and instructed MPS to resubmit its documentation based on the Court’s guidance.  The Court also revised its out of pocket costs to approximately $663,000, though the Court has yet to issue a final ruling.  The Company disagreed with the Court’s initial ruling, and intends to continue to conduct a vigorous defense.  The Company has also filed a notice of appeal should the Court’s final ruling be similar to its initial rulings.

The Company believes that the second quarter of 2012, or to be more specific, June 2012, was the correct accounting period to record the referenced litigation provision for the reasons as follows:

Kevin L. Vaughn
Securities and Exchange Commission
September 13, 2012
Page Twenty-One

1.
The Company’s financial statements included in the Form 20-F for the fiscal year ended December 31, 2011 were filed on May 1, 2012, which was before the Court’s unfavorable ruling received by the Company. Under FASB ASC 855, we determined that May 1, 2012 was the date through which the subsequent events were to be evaluated.

2.
Prior to May 1, 2012, the Company had not received a final order from the court, so none of the attorney fees or the final amount, was determined by the court.  The costs had changed once since the initial ruling in March 2011, and the judge had denied several amounts requested by MPS.  Notably, the Company had filed a notice of appeal on February 7, 2012 before the Form 20-F filing date.  Therefore, while evaluating the probability of the potential loss through discussion with legal counsels, management had determined that the potential loss for the legal matter with MPS was less than probable and the amount of potential loss was not reasonably estimable.

3.
Since the Company received the unfavorable Court ruling on May 3, 2012, the Company had conducted various internal discussions and consulting with external legal counsels to form a conclusion as to whether a litigation provision should now be recognized in the three months period ended June 30, 2012.  FASB ASC 450-20-55-10 through 55-21 discusses factors for entities to consider in determining whether an accrual is required in connection with litigation, claims, and assessments.  Such factors include the nature of the settlement mechanism, the progress of the case and the opinions or view of legal counsel and other advisers.  Because the Company concluded that such an adverse legal judgment constitutes significant objective evidence of the probability that it has incurred a liability as of the quarter ending June 30, 2012, the Company finally determined that the recognition of a litigation provision in the accounting period ending June 30, 2012, is appropriate even though the Company continues to believe it may be successful in overturning all or part of the original judgment on appeal and has decided to contest this case vigorously.

Kevin L. Vaughn
Securities and Exchange Commission
September 13, 2012
Page Twenty-Two

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this response to the undersigned.

Sincerely,

/s/ Sterling Du

Sterling Du
Chief Executive Officer
O2Micro International Ltd.
(345) 945-1113